# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: El Pollo Loco Holdings, Inc., CIK 0001606366
CUSIP: 268603107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3535 HARBOR BOULEVARD, SUITE 100, COSTA MESA, California (CA), 92626
Date of event which requires filing of this statement: 04/06/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-25-000155
Filed by CIK 0001334429
Persons authorized to receive notices and communications: Sardar Biglari, Biglari Capital Corp., 19100 Ridgewood Pkwy, Suite 1200, San Antonio, Texas (TX), 78259, 210-344-3400; Michael Neidell, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- BIGLARI, SARDAR (CIK 0001334430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 4,489,247; shared voting power 0; sole dispositive power 4,489,247; shared dispositive power 0; aggregate amount beneficially owned 4,489,247 (15.1% of the class)
  Comment: The percentage ownership reported herein is based on 29,777,207 Shares outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2025.
- BIGLARI CAPITAL CORP. (CIK 0001334429): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (13.4% of the class)
  Comment: The percentage ownership reported herein is based on 29,777,207 Shares outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2025.
- LION FUND II, L.P. (CIK 0001580602): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (13.4% of the class)
  Comment: The percentage ownership reported herein is based on 29,777,207 Shares outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2025.
- First Guard Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Arizona (AZ); source of funds: working capital (WC); sole voting power 120,000; shared voting power 0; sole dispositive power 120,000; shared dispositive power 0; aggregate amount beneficially owned 120,000 (0% of the class)
  Comment: The percentage ownership reported herein is based on 29,777,207 Shares outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2025.
- Biglari Reinsurance Ltd. (CIK 0002035328): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC), other (OO); sole voting power 489,247; shared voting power 0; sole dispositive power 489,247; shared dispositive power 0; aggregate amount beneficially owned 489,247 (1.6% of the class)
  Comment: The percentage ownership reported herein is based on 29,777,207 Shares outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2025.
- Biglari Insurance Group Inc. (CIK 0002034968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 489,247; shared voting power 0; sole dispositive power 489,247; shared dispositive power 0; aggregate amount beneficially owned 489,247 (1.6% of the class)
  Comment: The percentage ownership reported herein is based on 29,777,207 Shares outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2025.
- Biglari Holdings Inc. (CIK 0001726173): type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); source of funds: other (OO); sole voting power 489,247; shared voting power 0; sole dispositive power 489,247; shared dispositive power 0; aggregate amount beneficially owned 489,247 (1.6% of the class)
  Comment: The percentage ownership reported herein is based on 29,777,207 Shares outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: El Pollo Loco Holdings, Inc.
Address of issuer's principal executive offices: 3535 HARBOR BOULEVARD, SUITE 100, COSTA MESA, California (CA), 92626
Comment: The increase in the percentage ownership by the Reporting Persons since the filing of the Schedule 13D is due solely to a decrease in the number of Shares outstanding.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 6, 2025, Biglari Holdings and BCC entered into a confidentiality agreement (the "Agreement") with the Issuer in connection with their interest in engaging in a potential transaction with the Issuer. The Agreement includes a customary standstill provision, including with respect to the acquisition of additional Shares, that expires 30 days prior to the director nomination deadline for the Issuer's 2026 annual meeting of stockholders. The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 1 and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On April 6, 2025, Biglari Holdings and BCC entered into the Agreement with the Issuer as defined and described in Item 4 above, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Confidentiality Agreement by and among Biglari Capital Corp., Biglari Holdings Inc. and El Pollo Loco Holdings, Inc., dated April 6, 2025.

## Signatures
- BIGLARI, SARDAR: /s/ Sardar Biglari, Sardar Biglari (04/07/2025)
- BIGLARI CAPITAL CORP.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (04/07/2025)
- LION FUND II, L.P.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer of Biglari Capital Corp., its general partner (04/07/2025)
- First Guard Insurance Company: /s/ Sardar Biglari, Sardar Biglari, Authorized Signatory (04/07/2025)
- Biglari Reinsurance Ltd.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (04/07/2025)
- Biglari Insurance Group Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman of the Board (04/07/2025)
- Biglari Holdings Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (04/07/2025)